Item 77C

A Special Meeting of Shareholders of the Munder Small Company Growth Fund was held on February 24, 2005. The purpose of the Special Meeting was to seek approval of an Agreement and Plan of Reorganization, pursuant to which the Fund would be reorganized with and into the Munder Micro-Cap Equity Fund.

The shareholders of the Fund approved the proposal and the results of the votes are as set forth below.


               No. of Shares
For            1,653,386.431
Against            1,230.703
Abstain              909.780
Broker Non-Votes       0.000